MEETING OF SHAREHOLDERS
On December 14, 2007, a Meeting of Shareholders for the Fund was held to consider a proposal.
On October 12, 2007, the record date for the meeting, the Fund had $219,896,357 of net assets outstanding of which $209,823,075 (95.42%) of net assets were represented at the meeting.

Proposal  - Election of Trustees:


	               Net Assets       Net Assets
                      Voted "For"     voted "Abstain"

K. Dun Gifford	       $ 206,592,772   $ 3,230,303
Dr. Leroy Keith, Jr.	 206,509,092	 3,313,983
Patricia B. Norris	 206,590,552	 3,232,523
Michael S. Scofield	 206,629,593	 3,193,482